SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

IR

IR CONTACT INFORMATION

Office of the Investor Relations Superintendent

Paula Prado

PREPARATION OF REPORTS:

Capital Markets Compliance Department

Bruna Reis Arantes
Alexandre Santos Silva
Fernando D'Angelo Machado
Maria Isabel Brum de A. Souza
Mariana Lera de Almeida Cardoso
Intern:
Ana Carolina Dall Orto Couto

Videoconference in Portuguese with simultaneous translation into English

August 9, 2023
2:30 p.m. (Brasília)
1:30 p.m. (New York)
6:30 p.m. (London)
Zoom access information:
Click here

Get in contact with IR:
ombudsman-ri@eletrobras.com
www.eletrobras.com.br/ri

Access Eletrobras' exclusive IR Ombudsperson platform, which can be used for suggestions, complaints, compliments and requests regarding the securities market on our Investor Relations website

The following interim quarterly financial information has been prepared and is presented herein in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"), which comprise standards from the Brazilian Securities and Exchange Commission ("CVM"), accounting pronouncements, interpretations and guidelines issued by the Brazilian Accounting Pronouncements Committee ("CPC") and, when applicable, regulations from the regulatory body, the National Electric Energy Agency – ANEEL, unless otherwise indicated.

ELET B3 LISTED N1 | EBR & EBR.B LISTED NYSE | XELTB | XELTO | XLTBD | ISE B3 | ICO2 B3 | Pacto Global Rede Brasileira

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
BALANCE SHEET AS OF JUNE 30, 2023
(in thousands of Brazilian Reais)

	Eletrobras Holding	Furnas	Chesf	Eletronorte	CGT Eletrosul	Eletropar	Eliminations	Eletrobras Consolidated

ASSET

CURRENT	15,048,934	17,184,994	6,644,152	5,885,825	2,158,553		3,173,235	43,749,223
Financial Asset - Itaipu (Parent Company)	259,571	-	-	-	-		-	259,571
Restricted cash	1,378,378	189,213	-	-	-		-	1,567,591
Accounts Receivable, net	4,227,186	5,899,803	534,337	756,081	10,082		(1,077)	11,428,566
Customers (Consumers and resellers)	5,331	1,652,919	939,387	1,687,894	316,937		76,682	4,525,786
Financing and Loans - principal	1,050,266	-	-	-	-		731,780	318,486
Financing and Loans - charges	54,081	-	-	-	-		-	54,081
Marketable Securities	2,514,006	3,470,366	137,733	333,591	724,323		(17,282)	7,197,301
Dividends Receivable (Remuneration of shareholdings)	1,697,100	108,300	55,724	72	-		1,387,894	473,302
Deferred Fiscal Assets (Tax and Contributions)	693,959	94,877	107,175	113,971	5,987		(6,854)	1,022,823
Income Tax and Social Contribution	852,038	489,459	482,184	173,463	34,784		(325)	2,032,253
Derivative Financial Instruments	-	-	-	371,791	-		-	371,791
Reimbursement Rights	823,686	-	-	26,378	14,213		-	864,277
Guarantees and Linked Deposits	-	120,010	31,594	-	7,066		-	158,670
Inventory	223	166,434	128,284	125,390	45,630		-	465,961
Amounts Receivable Law 12,783/2013	-	-	-	-	-		-	-
Nuclear Fuel Inventory	-	-	-	-	-		-	-
Contractual Assets - Allowed Annual Revenue (Transmission)	-	-	-	-	-		-	-
Contractual Assets - Indemnifiable concessions (Transmission)	-	550,044	543,970	456,362	362,641		-	1,913,017
Contractual Assets - RBSE (Transmission)	-	4,029,151	2,450,770	1,071,848	460,262		-	8,012,031
Contractual Assets - RBSE	-	-	-	-	-		-	-
Contractual Assets - Indemnifiable concessions (Generation)	-	-	-	-	-		-	-
Contractual Assets (Parcel A - CVA)	-	-	-	-	-		-	-
Hydrological Risk	-	-	-	-	-		-	-
Others	1,172,418	414,418	1,232,994	174,312	143,368		695,096	2,442,414

Assets held for sale	320,691	-	-	594,672	33,260		307,321	641,302

NON-CURRENT	150,023,331	77,377,716	55,110,573	49,072,391	12,491,618		124,360,811	219,714,818

LONG-TERM RECEIVABLES	16,956,766	25,434,643	17,542,429	11,070,591	7,681,642		8,324,630	70,361,441
Financial Asset - Itaipu (Parent Company)	-	-	-	-	-		-	-
Receivables - ENBPAR (parent company)	-	-	-	-	-		-	-
Restricted cash	-	1,076,663	538,721	-	-		-	1,615,384
Customers (Consumers and resellers)	-	225,494	-	462,754	-		-	688,248
Financing and Loans - principal	6,946,595	-	-	-	-		6,891,580	55,015
Marketable Securities	421,517	275,498	236	122	-		-	697,373
Deferred Fiscal Assets (Tax and Contributions)	4,582	94	219,486	219,928	-		-	444,090
Income Tax and Social Contribution	-	2,077,749	-	-	1,398,115		-	3,475,864
Derivative Financial Instruments	0	-	-	181,170	-		-	181,170
Reimbursement Rights	1,702,619	-	-	65,945	73,747		-	1,842,311
Guarantees and Linked Deposits	6,247,809	1,252,625	608,507	223,049	244,001		-	8,575,991
Rights with Revitalization of Basins	-	-	-	-	-		-	-
Nuclear Fuel Inventory	-	-	-	-	-		-	-
Contractual Assets - Allowed Annual Revenue (Transmission)	-	-	7,119,867	3,565,426	3,775,290		-	14,460,583
Contractual Assets - Indemnifiable concessions (Transmission)	-	6,487,210	709,313	2,253,972	521,648		-	9,972,143
Contractual Assets - RBSE (Transmission)	-	13,828,261	8,279,105	3,556,512	1,599,820		-	27,263,698
Contractual Assets - RBSE	-	-	-	-	-		-	-
Contractual Assets - Indemnifiable concessions (Generation)	-	-	-	-	-		-	-
Advances for equity interest	-	-	-	-	-		-	-
Contractual Assets (Parcel A - CVA)	-	-	-	-	-		-	-
Hydrological Risk	-	-	-	-	-		-	-
Others	1,633,644	211,049	67,194	541,713	69,021		1,433,050	1,089,571

INVESTMENTS	132,752,139	5,197,665	5,701,874	5,540,495	1,954,786		115,942,867	35,204,092
Assessed by equity method	130,853,289	5,182,417	5,684,763	5,540,495	1,947,320		115,967,709	33,240,575
Held at fair value	1,898,850	-	-	-	-		(24,842)	1,923,692
Evaluated at acquisition cost	-	15,248	229	-	7,466		-	22,943
Other Investments	-	-	16,882	-	-		-	16,882

FIXED ASSETS	230,923	24,416,851	3,200,520	4,482,500	2,667,843		93,314	34,905,323

INTANGIBLE ASSETS	83,503	22,328,557	28,665,750	27,978,805	187,347		-	79,243,962

TOTAL ASSETS	165,072,265	94,562,710	61,754,725	54,958,216	14,650,171		127,534,046	263,464,041

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
BALANCE SHEET AS OF JUNE 30, 2023
(in thousands of Brazilian Reais)

	Eletrobras Holding	Furnas	Chesf	Eletronorte	CGT Eletrosul	Eletropar	Eliminations	Eletrobras Consolidated

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT	18,412,776	5,151,696	3,359,306	4,724,623	1,181,917		2,990,012	29,840,306
Financial Liabilities - Itaipu (Parent Company)	-	-	-	-	-		-	-
Compulsory loan (Parent company)	1,344,012	-	-	-	-		-	1,344,012
Global Reversal Reserve - RGR (Company)	250,802	-	-	-	-		-	250,802
Suppliers	267,038	737,430	390,729	525,228	182,567		83,194	2,019,798
Financing and loans - principal, charges and debentures	2,228,692	2,655,277	194,186	543,525	430,188		658,348	5,393,520
Charges	877,221	-	-	-	-		-	877,221
Debentures	8,350,406	-	-	-	-		-	8,350,406
Taxes and social contributions	46,529	195,263	99,302	220,740	32,637		(7,529)	602,000
Income tax and social security contribution	-	-	-	-	-		-	-
Derivative Financial Instruments	-	-	-	-	-		-	-
Reimbursement obligations	2,505,748	-	-	-	-		-	2,505,748
Advances from customers (Advance sale of energy)	3,366	50,030	-	109,398	-		-	162,794
Remuneration to shareholders (dividends payable)	42,578	-	696,069	742,182	13		1,432,071	48,771
Estimated obligations	184,873	429,599	464,743	505,950	240,842		(338)	1,826,345
Provisions for litigation	2,226,066	62,287	-	-	186,219		-	2,474,572
Post-employment benefit	-	8,345	267,179	-	22,609		-	298,133
Obligations with CDE	-	340,917	495,631	348,878	-		-	1,185,426
Obligations with revitalization with Watersheds	-	231,483	352,258	296,903	-		-	880,644
Leasing - Principal	14,180	27,451	40	199,594	7,064		-	248,329
Leasing - Interest	(3,280)	(8,445)	-	(2,680)	(3,370)		-	(17,775)
Onerous Contracts	-	-	-	-	-		-	-
Concessions payable - Use of the public good	-	30,697	-	-	3,755		-	34,452
Sectoral charges	-	180,383	370,541	395,566	31,127		-	977,617
Regulatory Liabilities (Portion A - CVA)	-	-	-	-	-		-	-
Others	74,545	210,979	28,628	839,339	15,006		824,266	344,231

Held for sale	-	-	-	-	33,260		-	33,260

NON-CURRENT	35,257,649	43,596,711	26,951,361	20,291,166	4,531,090		8,468,646	122,159,331
Remuneration to shareholders (dividends payable)	-	-	-	-	-		-	-
Compulsory loan (Parent company)	0	-	-	-	-		-	-
Obligations with revitalization with Watersheds	-	-	-	-	-		-	-
Global Reversal Reserve - RGR (Company)	627,005	-	-	-	-		-	627,005
Suppliers	-	-	-	-	-		-	-
Financing and loans - principal, charges and debentures	7,200,581	24,744,279	2,928,667	5,753,407	2,635,874		6,891,580	36,371,228
Debentures	4,846,767	-	-	-	-		-	4,846,767
Taxes and social contributions	-	181,125	-	475,166	-		(4,655)	660,946
Income tax and social security contribution	505,919	4,167,304	814,262	1,010,573	-		-	6,498,058
Derivative Financial Instruments	681,211	-	-	-	-		-	681,211
Reimbursement obligations	-	-	-	-	-		-	-
Advances from customers (Advance sale of energy)	-	107,440	-	31,412	-		-	138,852
Estimated obligations	-	4,697	-	-	-		-	4,697
Provisions for litigation	20,330,522	2,847,203	4,100,357	517,946	1,039,478		-	28,835,506
Provision for unsecured liabilities in investees	-	-	-	-	-		-	-
Post-employment benefit	670,681	122,020	3,457,322	61,073	502,625		-	4,813,721
Obligations with CDE	-	8,671,045	12,606,108	8,873,532	-		-	30,150,685
Obligations with revitalization with Watersheds	-	1,456,404	2,216,269	1,867,998	-		-	5,540,671
Leasing - Principal	34,312	185,849	1,956	197,214	48,323		-	467,654
Leasing - Interest	(3,958)	(23,001)	-	(2,689)	(16,130)		-	(45,778)
Onerous Contracts	-	-	90,499	-	173,923		55,323	209,099
Concessions payable - Use of the public good	-	334,845	-	-	45,059		-	379,904
Sector Charges (regulatory fees)	-	239,057	215,122	-	22,445		-	476,624
Obligations to demob. of assets (Discount of nucl. plants)	-	-	-	-	-		-	-
Advances for future capital increase	92,567	-	-	-	-		-	92,567
Regulatory Liabilities (Portion A - CVA)	-	-	-	-	-		-	-
Others	272,042	558,444	520,799	1,505,534	79,493		1,526,398	1,409,914

SHAREHOLDERS' EQUITY	111,401,840	45,814,303	31,444,058	29,942,427	8,937,164		116,075,388	111,464,404
Share capital	69,991,640	15,439,373	19,370,176	20,336,184	7,067,586		62,213,319	69,991,640
Cash-pool	(1,980,261)	-	-	-	-		-	(1,980,261)
Advances for future capital increase	-	8,400,000	-	-	-		8,400,000	-
Capital Reserves	13,872,866	4,925,031	4,916,199	-	-		9,841,230	13,872,866
Profit reserves	33,910,233	18,054,370	9,792,422	9,485,691	1,742,696		39,075,179	33,910,233
Proposed Additional Dividend	-	-	-	-	-		-	-
Accumulated profits/losses	2,195,099	971,501	943,464	395,700	153,616		2,464,281	2,195,099
Other Comprehensive Income	(6,587,737)	(2,003,872)	(3,578,203)	(275,148)	(26,734)		(5,883,957)	(6,587,737)
Interest of non-controlling shareholders	-	27,900	-	-	-		(34,664)	62,564

Participation of controlling shareholders	-	-	-	-	-		-	-

Participation of non-controlling shareholders	-	-	-	-	-		-	-

TOTAL SHAREHOLDERS' EQUITY	111,401,840	45,814,303	31,444,058	29,942,427	8,937,164		116,075,388	111,464,404

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	165,072,265	94,562,710	61,754,725	54,958,216	14,650,171		127,534,046	263,464,041

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
BALANCE SHEET AS OF DECEMBER 31, 2022
(in thousands of Brazilian Reais)

	Eletrobras Holding	Furnas	Chesf	Eletronorte	CGT Eletrosul	Eletropar	Eliminations	Eletrobras Consolidated

ASSET

CURRENT	20,065,183	18,829,403	6,816,205	4,781,644	2,942,884	74,662	3,886,854	49,623,127
Financial Asset - Itaipu (Parent Company)	389,438	-	-	-	-	-	-	389,438
Restricted cash	2,917,849	180,552	-	-	-	-	-	3,098,401
Accounts Receivable, net	4,927,871	4,764,303	874,173	162,518	9,994	267	-	10,739,126
Customers (Consumers and resellers)	462,628	1,771,246	869,168	1,453,289	384,376	-	145,783	4,794,924
Financing and Loans - principal	1,456,681	-	-	-	-	-	831,249	625,432
Financing and Loans - charges	67,407	-	-	-	-	-	-	67,407
Marketable Securities	3,611,904	6,538,334	386,643	209,271	1,384,157	63,346	-	12,193,655
Dividends Receivable (Remuneration of shareholdings)	3,028,085	117,409	54,279	28,375	-	7,278	2,527,551	707,875
Deferred Fiscal Assets (Tax and Contributions)	857,466	5,148	81,575	179,177	5,834	1,870	(4,843)	1,135,913
Income Tax and Social Contribution	261,321	592,381	634,263	243,170	18,090	144	144	1,749,225
Derivative Financial Instruments	-	-	-	501,355	-	-	-	501,355
Reimbursement Rights	796,776	-	-	25,463	5,251	-	-	827,490
Guarantees and Linked Deposits	-	137,708	28,782	-	7,506	-	173,996	-
Inventory	262	145,915	121,543	110,745	50,845	-	-	429,310
Amounts Receivable Law 12,783/2013	-	-	-	-	-	-	-	-
Nuclear Fuel Inventory	-	-	-	-	-	-	-	-
Contractual Assets - Allowed Annual Revenue (Transmission)	-	554,850	563,720	460,898	423,376	-	-	2,002,844
Contractual Assets - Indemnifiable concessions (Transmission)	-	-	-	-	-	-	-	-
Contractual Assets - RBSE (Transmission)	-	3,590,494	2,271,551	1,041,109	443,128	-	-	7,346,282
Contractual Assets - RBSE	-	-	-	-	-	-	-	-
Contractual Assets - Indemnifiable concessions (Generation)	-	-	-	-	-	-	-	-
Contractual Assets (Parcel A - CVA)	-	-	-	-	-	-	-	-
Hydrological Risk	-	-	-	-	-	-	-	-
Others	966,804	431,063	786,886	161,396	130,010	1,757	151,825	2,326,091
								-
Assets held for sale	320,691	-	143,622	204,878	80,317	-	61,149	688,359

NON-CURRENT	149,843,718	77,517,329	54,478,628	49,853,770	12,172,371	187,006	123,458,487	220,594,335

LONG-TERM RECEIVABLES	35,807,159	25,189,105	17,245,651	11,252,788	7,598,142	3,766	25,208,084	71,888,527
Financial Asset - Itaipu (Parent Company)	-	-	-	-	-	-	-	-
Receivables - ENBPAR (parent company)	1,223,316	-	-	-	-	-	-	1,223,316
Restricted cash	-	-	-	-	-	-	(1,306,138)	1,306,138
Customers (Consumers and resellers)	-	238,051	-	465,004	-	-	-	703,055
Financing and Loans - principal	3,366,460	-	-	-	-	-	3,037,654	328,806
Marketable Securities	411,705	902,780	403,589	118	-	-	1,306,099	412,093
Deferred Fiscal Assets (Tax and Contributions)	3,705	12,125	214,093	209,273	-	-	-	439,196
Income Tax and Social Contribution	-	2,077,784	-	-	1,463,378	3,766	3,766	3,541,162
Derivative Financial Instruments	-	-	-	485,507	-	-	-	485,507
Reimbursement Rights	2,048,517	-	-	76,390	-	-	-	2,124,907
Guarantees and Linked Deposits	6,402,122	1,131,005	541,800	220,855	262,231	-	-	8,558,013
Rights with Revitalization of Basins	-	-	-	-	-	-	-	-
Nuclear Fuel Inventory	-	-	-	-	-	-	-	-
Contractual Assets - Allowed Annual Revenue (Transmission)	-	-	6,609,150	3,411,943	3,612,894	-	-	13,633,987
Contractual Assets - Indemnifiable concessions (Transmission)	-	6,051,428	709,313	2,125,766	487,724	-	-	9,374,231
Contractual Assets - RBSE (Transmission)	-	14,566,845	8,707,065	3,733,468	1,687,488	-	-	28,694,866
Contractual Assets - RBSE	-	-	-	-	-	-	-	-
Contractual Assets - Indemnifiable concessions (Generation)	-	-	-	-	-	-	-	-
Advances for equity interest	20,596,029	-	-	-	-	-	20,596,029	-
Contractual Assets (Parcel A - CVA)	-	-	-	-	-	-	-	-
Hydrological Risk	-	-	-	-	-	-	-	-
Others	1,755,305	209,087	60,641	524,464	84,427	-	1,570,674	1,063,250

INVESTMENTS	113,736,819	5,076,612	5,650,536	5,547,620	1,946,945	183,201	98,156,211	33,985,522
Assessed by equity method	112,079,558	5,059,419	5,633,425	5,547,620	1,939,479	120,974	98,156,211	32,224,264
Held at fair value	1,657,261	-	-	-	-	62,227	-	1,719,488
Evaluated at acquisition cost	-	17,193	229	-	7,466	-	-	24,888
Other Investments	-	-	16,882	-	-	-	-	16,882

FIXED ASSETS	231,883	24,725,671	2,811,656	4,631,490	2,433,158	39	94,192	34,739,705

INTANGIBLE ASSETS	67,857	22,525,941	28,770,785	28,421,872	194,126	-	-	79,980,581

TOTAL ASSETS	169,908,901	96,346,732	61,294,833	54,635,414	15,115,255	261,668	127,345,341	270,217,462

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
BALANCE SHEET AS OF DECEMBER 31, 2022
(in thousands of Brazilian Reais)

	Eletrobras Holding	Furnas	Chesf	Eletronorte	CGT Eletrosul	Eletropar	Eliminations	Eletrobras Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT	13,546,305	6,282,248	3,377,603	5,494,188	1,597,996	32,321	3,889,785	26,440,876
Financial Liabilities - Itaipu (Parent Company)	-	-	-	-	-	-	-	-
Compulsory loan (Parent company)	1,289,602	-	-	-	-	-	-	1,289,602
Global Reversal Reserve - RGR (Company)	279,890	-	-	-	-	-	-	279,890
Suppliers	994,922	1,068,576	554,497	616,199	461,991	-	179,012	3,517,173
Financing and loans - principal, charges and debentures	2,255,744	2,617,176	207,407	1,398,829	426,256	-	807,600	6,097,812
Charges	1,011,880	-	-	-	-	-	-	1,011,880
Debentures	135,188	-	-	-	-	-	-	135,188
Taxes and social contributions	370,739	296,767	285,739	284,358	33,036	778	(283)	1,271,700
Income tax and social security contribution	-	-	-	-	-	-	-	-
Derivative Financial Instruments	-	-	-	-	-	-	-	-
Reimbursement obligations	1,912,423	-	-	-	-	-	-	1,912,423
Advances from customers (Advance sale of energy)	1,486,222	64,270	-	102,630	-	-	-	1,653,122
Remuneration to shareholders (dividends payable)	913,018	742,797	592,047	742,182	96,690	6,892	2,168,982	924,644
Estimated obligations	166,337	511,151	557,716	796,566	286,254	530	-	2,318,554
Provisions for litigation	2,646,711	62,450	-	-	-	-	-	2,709,161
Post-employment benefit	-	36,815	187,658	-	21,964	-	-	246,437
Obligations with CDE	-	174,904	248,146	174,672	-	-	-	597,722
Obligations with revitalization with Watersheds	-	230,764	349,553	294,623	-	-	-	874,940
Leasing - Principal	12,159	28,098	39	194,936	8,395	-	-	243,627
Leasing - Interest	(3,449)	(9,276)	-	(3,084)	(3,499)	-	-	(19,308)
Onerous Contracts	-	-	-	-	-	-	-	-
Concessions payable - Use of the public good	-	29,943	-	-	3,717	-	33,660	-
Sectoral charges	-	186,837	353,427	423,804	32,542	-	-	996,610
Regulatory Liabilities (Portion A - CVA)	-	-	-	-	-	-	-	-
Others	74,919	240,976	41,374	468,473	230,650	24,121	871,262	209,251

Held for sale	-	-	-	-	-	-	(170,448)	170,448

NON-CURRENT	45,857,800	44,581,122	36,460,244	26,428,969	4,764,322	9,327	25,353,834	132,747,950
Remuneration to shareholders (dividends payable)	-	-	-	-	-	-	-	-
Compulsory loan (Parent company)	-	-	-	-	-	-	-	-
Obligations with revitalization with Watersheds	-	-	-	-	-	-	-	-
Global Reversal Reserve - RGR (Company)	755,530	-	-	-	-	-	-	755,530
Suppliers	-	-	-	-	-	-	-	-
Financing and loans - principal, charges and debentures	8,557,113	25,900,525	827,706	2,813,588	2,807,646	-	3,037,654	37,868,924
Debentures	12,957,298	-	-	-	-	-	-	12,957,298
Taxes and social contributions	-	202,010	-	521,706	-	9,327	9,327	723,716
Income tax and social security contribution	427,390	4,242,878	588,229	1,026,523	-	-	(9,327)	6,294,347
Derivative Financial Instruments	-	-	-	-	-	-	-	-
Reimbursement obligations	-	-	-	-	-	-	-	-
Advances from customers (Advance sale of energy)	-	129,484	-	84,437	-	-	-	213,921
Estimated obligations	-	4,697	-	-	-	-	-	4,697
Provisions for litigation	22,084,048	2,706,968	4,208,697	512,258	1,111,587	-	-	30,623,558
Provision for unsecured liabilities in investees	-	-	-	-	-	-	-	-
Post-employment benefit	680,399	122,594	3,579,524	61,073	503,644	-	-	4,947,234
Obligations with CDE	-	8,382,493	12,192,728	8,582,550	-	-	-	29,157,771
Obligations with revitalization with Watersheds	-	1,583,991	2,412,032	2,032,998	-	-	-	6,029,021
Leasing - Principal	37,668	226,878	1,972	290,413	51,314	-	-	608,245
Leasing - Interest	(5,097)	(52,582)	-	(3,925)	(17,792)	-	-	(79,396)
Onerous Contracts	-	-	90,499	-	173,923	-	55,323	209,099
Concessions payable - Use of the public good	-	327,256	-	-	45,164	-	-	372,420
Sector Charges (regulatory fees)	-	221,777	219,571	-	23,010	-	-	464,358
Obligations to demob. of assets (Discount of nucl. plants)	-	-	-	-	-	-	-	-
Advances for future capital increase	86,919	-	11,766,222	8,829,806	-	-	20,596,028	86,919
Regulatory Liabilities (Portion A - CVA)	-	-	-	-	-	-	-	-
Others	276,532	582,153	573,064	1,677,542	65,826	-	1,664,829	1,510,288

SHAREHOLDERS' EQUITY	110,504,796	45,483,362	21,456,986	22,712,257	8,752,937	220,020	98,101,722	111,028,636
Share capital	69,705,554	15,439,373	9,753,953	13,506,377	7,067,586	118,055	45,885,344	69,705,554
Cash-pool	-	-	-	-	-	-	-	-
Advances for future capital increase	-	8,400,000	-	-	-	-	8,400,000	-
Capital Reserves	13,867,170	5,053,045	4,916,199	-	-	9,782	9,979,026	13,867,170
Profit reserves	33,910,233	18,054,370	9,888,817	9,487,068	1,742,815	53,296	39,226,366	33,910,233
Proposed Additional Dividend	-	299,121	695,808	-	-	21,416	1,016,345	-
Accumulated profits/losses	-	-	-	-	-	-	-	-
Other Comprehensive Income	(6,978,161)	(1,996,130)	(3,797,791)	(281,188)	(26,734)	17,471	(6,084,372)	(6,978,161)
Interest of non-controlling shareholders	-	233,583	-	-	(30,730)	-	(320,987)	523,840

Participation of controlling shareholders	-	-	-	-	-	-	-	-

Participation of non-controlling shareholders	-	-	-	-	-	-	-	-

TOTAL SHAREHOLDERS' EQUITY	110,504,796	45,483,362	21,456,986	22,712,257	8,752,937	220,020	98,101,722	111,028,636

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	169,908,901	96,346,732	61,294,833	54,635,414	15,115,255	261,668	127,345,341	270,217,462

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
INCOME STATEMENT FOR THE PERIODS ENDED ON JUNE 30, 2023
(in thousands of Brazilian Reais)

	Eletrobras Holding	Furnas	Chesf	Eletronorte	CGT Eletrosul	Eletropar	Eliminations	Eletrobras Consolidated

NET OPERATING REVENUE - ROL	63,971	7,233,079	4,261,521	5,607,568	1,596,694		307,470	18,455,363

GENERATION	-	5,219,474	2,189,521	4,946,592	750,008		127,884	12,977,711

Procurement	-	3,590,201	271,568	3,475,164	747,849		127,884	7,956,898
Supply	-	809,041	428,470	782,408	-		-	2,019,919
CCEE	-	95,661	180,821	671,872	2,159		-	950,513
Revenue from operation and maintenance	-	724,571	1,308,662	17,148	-		-	2,050,381
Revenue from construction of Plants	-	-	-	-	-		-	-
Itaipu Transfer	-	-	-	-	-		-	-

TRANSMISSION	-	3,227,537	2,846,338	1,879,851	1,008,226		155,239	8,806,713

Revenue from operation and maintenance - Renewed Lines	-	-	-	-	-		-	-
Revenue from operation and maintenance	-	1,149,686	1,205,130	977,007	453,581		155,239	3,630,165
Financial - Return on Investment - RBSE	-	-	-	-	-		-	-
Construction revenue	-	309,245	316,720	132,268	125,130		-	883,363
Contractual revenue - Transmission	-	1,768,606	1,324,488	770,576	429,515		-	4,293,185

OTHER REVENUES	65,362	20,757	30,669	109,879	31,146		24,347	233,466

DEDUCTIONS	(1,391)	(1,234,689)	(805,007)	(1,328,754)	(192,686)		-	(3,562,527)

(-) Encargos setoriais	-	(379,498)	(313,500)	(484,316)	(43,085)		-	(1,220,399)
(-) ICMS	-	(102,501)	(74,038)	(345,365)	(489)		-	(522,393)
(-) PASEP e COFINS	(1,391)	(752,468)	(416,999)	(495,060)	(148,907)		-	(1,814,825)
(-) Outras Deduções	-	(222)	(470)	(4,013)	(205)		-	(4,910)

OPERATING COSTS	(49)	(3,589,891)	(1,726,553)	(2,468,502)	(924,441)		(283,313)	(8,426,123)

Personnel, Supplies and Services	-	(648,142)	(437,096)	(398,544)	(254,031)		-	(1,737,813)
Personnel	-	(391,297)	(313,988)	(237,918)	(166,376)		-	(1,109,579)
Consensual Dismissal Plan (PDC) - Provision	-	-	-	-	-		-	-
Supplies	-	(29,248)	(6,393)	(41,702)	(6,398)		-	(83,741)
Services	-	(227,597)	(116,715)	(118,924)	(81,257)		-	(544,493)
Energy purchased for resale	(49)	(900,125)	(99,616)	(95,559)	(311,660)		(127,884)	(1,279,125)
Charges on the use of the power grid	-	(788,169)	(508,536)	(447,591)	(32,758)		(155,239)	(1,621,815)
Combustível para produção de energia elétrica	-	(172,109)	-	(675,348)	(82,689)		-	(930,146)
Construction	-	(308,042)	(489,742)	(131,726)	(124,648)		-	(1,054,158)
Depreciation	-	(519,273)	(58,813)	(212,636)	(103,017)		-	(893,739)
Amortization	-	(195,175)	(119,311)	(485,552)	(2,303)		-	(802,341)
Provisions/Operational reversals	-	-	-	-	-		-	-
Other Costs	-	(58,856)	(13,439)	(21,546)	(13,335)		(190)	(106,986)

GROSS INCOME	63,922	3,643,188	2,534,968	3,139,066	672,253		24,157	10,029,240

OPERATING EXPENSES	777,557	(774,360)	(474,168)	(782,089)	(321,514)		(28,745)	(1,545,829)

Personnel, Supplies and Services	(500,322)	(442,455)	(340,973)	(582,742)	(195,187)		2,275	(2,063,954)
Personnel	(229,979)	(174,327)	(168,275)	(322,046)	(93,125)		836	(988,588)
Extraordinary Retirement Program	(44,094)	(125,055)	(102,323)	(159,308)	(66,727)		-	(497,507)
Supplies	(839)	(2,190)	(10,486)	(741)	(2,940)		5	(17,201)
Services	(225,410)	(140,883)	(59,889)	(100,647)	(32,395)		1,434	(560,658)
Depreciation	(6,719)	(19,194)	(15,349)	(36,334)	(8,780)		5	(86,381)
Amortization	(5)	(4,644)	(494)	(4,669)	(5,315)		-	(15,127)
Donations and contributions	(3,281)	(41,040)	(2,940)	(45,052)	(6,653)		-	(98,966)
Provisions/Operational reversals	1,388,151	(197,722)	92,521	(36,678)	(108,195)		-	1,138,077
Other expenses	(100,267)	(69,305)	(206,933)	(76,614)	2,616		(31,025)	(419,478)

Regulatory remeasurements - Transmission contracts	-	-	-	-	-		-	-

OPERATING INCOME BEFORE FINANCIAL INCOME	841,479	2,868,828	2,060,800	2,356,977	350,739		(4,588)	8,483,411

FINANCIAL INCOME	(1,510,752)	(1,937,102)	(970,731)	(1,827,092)	(111,470)		(1,114)	(6,356,033)

Revenue from financial investments	350,925	764,574	99,949	60,703	29,085		(2,391)	1,307,627
Interest income, fines, commissions and fees	354,993	11,138	-	-	-		213,427	152,704
Addition of moratorium on electricity	-	659	3,760	82,765	-		-	87,184
Active monetary restatements	203,344	74,749	86,730	31,202	21,546		199,281	218,290
Active exchange variations	292,603	23,493	-	20,783	34,606		35,587	335,898
Revenue from Interest on Dividends	-	-	-	-	-		-	-
Fair value adjustment - RBSE	-	-	-	-	-		-	-
Gains from derivatives	-	-	-	115,626	-		-	115,626
Other financial income	232,350	7,199	4,595	15,411	4,797		7,256	257,096
(-) Taxation on Financial Revenue	(71,212)	(40,032)	-	(9,629)	(2,577)		-	(123,450)

Debt charges - Loans and Financing	(1,153,605)	(1,851,992)	(49,463)	(286,254)	(125,759)		(213,098)	(3,253,975)
Debt charges - Suppliers	0	0	0	0	-329		-329	0
Charges - Obligations to CDE	-	(322,248)	(468,489)	(329,773)	-		-	(1,120,510)
Charges - Revitalization of River Basins	-	(46,110)	(70,168)	(59,141)	-		-	(175,419)
Leasing charges	(1,944)	(6,651)	(110)	(277,053)	(1,781)		-	(287,539)
Charges on shareholders' funds	-	-	-	-	-		-	-
Passive monetary adjustments	(835,784)	(104,852)	(7,566)	(184,750)	(49,541)		(199,281)	(983,212)
Monetary restatement - Obligations to CDE	-	(310,795)	(451,852)	(318,062)	-		-	(1,080,709)
Monetary restatement - Revitalization of River Basins	-	(59,217)	(90,114)	(75,954)	-		-	(225,285)
Passive exchange variations	(177,169)	-	-	-	(3,735)		(35,587)	(145,317)
Update of Regulatory Liabilities (Portion A - CVA)	0	0	0	0	0		0	0
Fair value adjustment - RBSE	0	0	0	0	0		0	0
Losses from derivatives	(466,996)	-	-	(549,527)	-		-	(1,016,523)
Other financial expenses	(238,257)	(77,017)	(28,003)	(63,439)	(17,782)		(5,979)	(418,519)

INCOME BEFORE EQUITY INVESTMENTS	(669,273)	931,726	1,090,069	529,885	239,269		(5,702)	2,127,378

Income from equity investments	3,187,486	384,825	77,288	(35,949)	(5,506)		2,468,579	1,139,565

Other income and expenses	(12,963)	72,082	-	974	-		(1,441)	61,534

Effect of Law 14,182/2021	-	-	-	-	-		-	-

OPERATING INCOME BEFORE TAXES	2,505,250	1,388,633	1,167,357	494,910	233,763		2,461,436	3,328,477

Current income tax and social contribution	608	(644,405)	(88,748)	(202,898)	(15,451)		(151,160)	(799,734)
Deferred income tax and social contribution	-	75,541	(200,404)	17,787	(64,786)		-	(171,862)
Tax incentive income	-	-	65,259	85,901	-		151,160	-

Portion Attributed to Non-Controlling Shareholders	-	(151,732)	-	-	(90)		(151,822)	-

NET PROFIT (LOSS) FROM CONTINUED OPERATIONS	2,505,858	971,501	943,464	395,700	153,616		2,613,258	2,356,881

NET PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	(332,014)	-	-	-	-		-	(332,014)

NET PROFIT (LOSS) FOR THE PERIOD	2,173,844	971,501	943,464	395,700	153,616		2,613,258	2,024,867

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
INCOME STATEMENT FOR THE PERIODS ENDED ON JUNE 30, 2022
(in thousands of Brazilian Reais)

	Eletrobras Holding	Furnas	Chesf	Eletronorte	CGT Eletrosul	Eletropar	Eliminations	Eletrobras Consolidated

NET OPERATING REVENUE - ROL	101,414	5,727,627	4,231,148	5,207,668	2,008,395	193	258,580	17,017,865

GENERATION	25,899	3,099,691	1,905,017	4,715,892	969,963	-	115,249	10,601,213

Procurement	-	1,354,208	40,780	3,453,886	949,255	-	115,249	5,682,880
Supply	-	673,655	389,478	844,550	-	-	-	1,907,683
CCEE	17,328	312,272	66,767	398,629	20,708	-	-	815,704
Revenue from operation and maintenance	-	752,232	1,407,992	18,827	-	-	-	2,179,051
Revenue from construction of Plants	-	7,324	-	-	-	-	-	7,324
Itaipu Transfer	8,571	-	-	-	-	-	-	8,571

TRANSMISSION	-	3,491,631	3,040,488	1,604,464	1,214,629	-	131,870	9,219,342

Revenue from operation and maintenance - Renewed Lines	-	-	-	-	-	-	(2,515,730)	2,515,730
Revenue from operation and maintenance	-	1,071,705	1,111,720	579,581	479,801	-	2,647,600	595,207
Financial - Return on Investment - RBSE	-	-	-	-	-	-	-	-
Construction revenue	-	58,031	200,940	25,783	124,178	-	-	408,932
Contractual revenue - Transmission	-	2,361,895	1,727,828	999,100	610,650	-	-	5,699,473

OTHER REVENUES	117,529	13,425	33,909	325,264	33,490	193	11,461	512,349

DEDUCTIONS	(42,014)	(877,120)	(748,266)	(1,437,952)	(209,687)	-	-	(3,315,039)

(-) Sector charges	-	(93,921)	(70,089)	(441,620)	(759)	-	-	(606,389)
(-) ICMS	(42,014)	(506,104)	(365,721)	(455,307)	(163,615)	-	-	(1,532,761)
(-) PASEP and COFINS	-	(723)	(290)	(3,489)	(463)	-	312	(5,277)
(-) Other Deductions	-	(276,372)	(312,166)	(537,536)	(44,850)	-	(312)	(1,170,612)

OPERATING COSTS	(16,548)	(2,202,084)	(1,331,395)	(2,158,211)	(944,590)	-	(242,876)	(6,409,952)

Personnel, Supplies and Services	-	(561,007)	(364,423)	(409,840)	(261,337)	-	(1,897)	(1,594,710)
Personnel	-	(394,065)	(272,377)	(276,372)	(166,389)	-	841	(1,110,044)
Consensual Dismissal Plan (PDC) - Provision	-	-	-	-	-	-	-	-
Supplies	-	(15,984)	(8,110)	(33,422)	(6,113)	-	28,556	(92,185)
Services	-	(150,958)	(83,936)	(100,046)	(88,835)	-	(31,294)	(392,481)
Energy purchased for resale	(16,548)	(629,351)	(106,922)	(99,052)	(303,651)	-	(115,249)	(1,040,275)
Charges on the use of the power grid	-	(387,453)	(439,781)	(388,899)	(30,148)	-	(97,183)	(1,149,098)
Combustível para produção de energia elétrica	-	(393,777)	-	(638,504)	(94,571)	-	(28,547)	(1,098,305)
Construction	-	(65,130)	(350,851)	(25,679)	(121,115)	-	(50,320)	(512,455)
Depreciation	-	(123,523)	(47,225)	(216,321)	(103,509)	-	-	(490,578)
Amortization	-	(41,843)	(5,862)	(353,529)	(2,303)	-	-	(403,537)
Provisions/Operational reversals	-	-	-	-	-	-	-	-
Other Costs	-	-	(16,331)	(26,387)	(27,956)	-	50,320	(120,994)

GROSS INCOME	84,866	3,525,543	2,899,753	3,049,457	1,063,805	193	15,704	10,607,913

OPERATING EXPENSES	(1,891,282)	(1,447,800)	(1,015,063)	(1,796,708)	(264,047)	(2,740)	(15,387)	(6,402,253)

Personnel, Supplies and Services	(296,340)	(236,554)	(365,584)	(412,618)	(135,027)	(2,038)	(2,038)	(1,446,123)
Personnel	(172,899)	(110,970)	(315,546)	(345,350)	(98,291)	(841)	(841)	(1,043,056)
Extraordinary Retirement Program	-	-	-	-	-	-	-	-
Supplies	(153)	(1,001)	(9,630)	4,068	(5,455)	(9)	(9)	(12,171)
Services	(123,288)	(124,583)	(40,408)	(71,336)	(31,281)	(1,188)	(1,188)	(390,896)
Depreciation	(5,622)	(21,075)	(15,351)	(36,578)	(8,593)	(4)	(4)	(87,219)
Amortization	(5)	(7,271)	(494)	(3,814)	(5,314)	-	-	(16,898)
Donations and contributions	(59,634)	(19,410)	(3,280)	(3,143)	(1,310)	-	-	(86,777)
Provisions/Operational reversals	(1,459,218)	(995,485)	(455,381)	(1,274,707)	(103,065)	-	(22,862)	(4,264,994)
Other expenses	(70,463)	(168,005)	(174,973)	(65,848)	(10,738)	(698)	9,517	(500,242)

Regulatory remeasurements - Transmission contracts	-	-	-	-	-	-	-	-

OPERATING INCOME BEFORE FINANCIAL INCOME	(1,806,416)	2,077,743	1,884,690	1,252,749	799,758	(2,547)	317	4,205,660

FINANCIAL INCOME	214,268	(372,125)	7,545	(676,077)	(38,377)	2,155	-	(862,611)

Revenue from financial investments	320,719	152,908	153,176	175,270	80,710	3,214	-	885,997
Interest income, fines, commissions and fees	664,107	16,942	-	-	-	-	148,849	532,200
Addition of moratorium on electricity	-	1,178	4,942	229,229	-	-	-	235,349
Active monetary restatements	-	116,777	41,050	-	11,066	-	(665,182)	834,075
Active exchange variations	301,852	23,482	-	40,801	58,412	-	(840,669)	1,265,216
Revenue from Interest on Dividends	296,669	-	-	-	-	-	296,669	-
Fair value adjustment - RBSE	-	-	-	-	-	-	-	-
Gains from derivatives	-	-	-	-	-	-	(2,040)	2,040
Other financial income	29,337	20,198	3,257	42,714	38,790	-	14,538	119,758
(-) Taxation on Financial Revenue	-	-	-	(22,317)	(5,942)	-	(28,259)	-

Debt charges - Loans and Financing	(899,980)	(382,597)	(56,177)	(202,932)	(121,883)	-	(143,917)	(1,519,652)
Debt charges - Suppliers	-	-	-	-	(4,932)	-	(4,932)	-
Charges - Obligations to CDE	-	-	-	-	-	-	-	-
Charges - Revitalization of River Basins	-	-	-	-	-	-	-	-
Leasing charges	(2,167)	(5,391)	(110)	(267,136)	(1,944)	-	-	(276,748)
Charges on shareholders' funds	(4,189)	(111,949)	(61,659)	(113,132)	(5,916)	-	(291,587)	(5,258)
Passive monetary adjustments	(228,016)	(72,074)	(15,469)	(75,788)	(72,595)	-	687,499	(1,151,441)
Monetary restatement - Obligations to CDE	-	(37,423)	(40,157)	(29,293)	-	-	-	(106,873)
Monetary restatement - Revitalization of River Basins	-	(5,109)	(7,774)	(6,552)	-	-	-	(19,435)
Passive exchange variations	-	(13)	-	-	-	-	840,669	(840,682)
Update of Regulatory Liabilities (Portion A - CVA)	-	-	-	-	-	-	-	-
Fair value adjustment - RBSE	-	-	-	-	-	-	-	-
Losses from derivatives	-	-	-	(289,553)	-	-	2,040	(291,593)
Other financial expenses	(264,064)	(89,054)	(13,534)	(157,388)	(14,143)	(1,059)	(13,678)	(525,564)

INCOME BEFORE EQUITY INVESTMENTS	(1,592,148)	1,705,618	1,892,235	576,672	761,381	(392)	317	3,343,049

Income from equity investments	4,472,407	247,911	92,625	(14,946)	(31,779)	10,372	3,664,005	1,112,585

Other income and expenses	574,658	(1,336,852)	-	16,145	-	4,191	(983,920)	242,062

Effect of Law 14,182/2021	-	-	(619,230)	1,603,150	-	-	983,920	-

OPERATING INCOME BEFORE TAXES	3,454,917	616,677	1,365,630	2,181,021	729,602	14,171	3,664,322	4,697,696

Current income tax and social contribution	(335,819)	(132,212)	(94,260)	(878,536)	(69,171)	-	(163,110)	(1,346,888)
Deferred income tax and social contribution	-	24,056	(214,268)	137,257	(167,545)	-	-	(220,500)
Tax incentive income	-	-	68,842	94,268	-	-	163,110	-

Portion Attributed to Non-Controlling Shareholders	-	(13)	-	-	(1,964)	-	(1,977)	-

NET PROFIT (LOSS) FROM CONTINUED OPERATIONS	3,119,098	508,534	1,125,944	1,534,010	494,850	14,171	3,666,299	3,130,308

NET PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	986,785	-	-	-	-	-	-	986,785

NET PROFIT (LOSS) FOR THE PERIOD	4,105,883	508,534	1,125,944	1,534,010	494,850	14,171	3,666,299	4,117,093

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
CASH FLOW STATEMENT FOR THE PERIOD ENDED JUNE 30, 2023
(in thousands of Brazilian Reais)

	Eletrobras Holding	Furnas	Chesf	Eletronorte	CGT Eletrosul	Eletropar	Eliminations	Eletrobras Consolidated

OPERATIONAL ACTIVITIES

Income for the period before income tax and social contribution	2,505,250	1,388,633	1,167,357	494,910	233,763		2,461,436	3,328,477

Adjustments to reconcile profit with cash generated by operations:	(2,641,353)	25,821	(1,198,572)	1,040,815	(460,854)		(1,572,268)	(1,661,875)
Depreciation and amortization	6,725	738,286	193,967	739,191	119,415		(5)	1,797,589
Net exchange and monetary variations	517,006	376,622	462,802	526,781	(2,876)		-	1,880,335
Financial charges	449,631	2,215,863	588,230	952,221	127,869		956,702	3,377,112
Income from the equity method	(3,187,486)	(384,825)	(77,288)	35,949	5,506		(2,468,579)	(1,139,565)
Other Income and Expenses	12,963	-	-	-	-		74,497	(61,534)
Transmission revenue	-	(3,227,537)	(2,846,338)	(1,879,851)	(1,008,226)		(155,239)	(8,806,713)
Construction cost - transmission	-	308,042	489,742	131,726	124,648		-	1,054,158
Operating provisions (reversals)	(1,388,151)	197,722	(92,521)	36,678	108,195		-	(1,138,077)
Financial instruments - derivatives	-	-	-	433,901	-		433,901	-
Income from hedged debt and derivatives	466,996	-	-	-	-		(433,901)	900,897
Others	480,963	(198,352)	82,834	64,219	64,615		20,356	473,923

Variation in operating assets and liabilities	407,405	(787,162)	(377,785)	(661,860)	(138,585)		(747,315)	(810,672)

Cash from (used in) operating activities

Payment of financial charges	(1,261,577)	(1,511,386)	(48,434)	(311,887)	(118,241)		(193,077)	(3,058,448)
Receipt of the permitted annual revenue - RAP	-	3,096,488	2,604,112	1,748,915	881,779		155,239	8,176,055
Receipt of financial charges	503,290	-	-	-	-		357,672	145,618
Payment of financial charges - CDE/ Basin Revitalization	-	(19,371)	(28,755)	(22,088)	-		(70,214)	-
Receipt of compensation for investments in equity investments	2,134,590	284,717	24,504	28,303	-		1,853,075	619,039
Payment of disputes	(1,135,031)	-	-	(34,864)	(63,659)		0	(1,233,554)
Bonds and earmarked deposits	(556,878)	(82,625)	(9,030)	(22,480)	(36,523)		(0)	(707,536)
Payment of income tax and social contribution	(141,261)	(484,058)	(66,684)	(108,168)	(30,424)		189,303	(1,019,898)
Payment of refinancing of taxes and contributions - principal	-	(15,951)	-	(173,352)	-		(189,303)	-
Payment of supplementary pension plan	(9,718)	(42,944)	(189,169)	(15,684)	(32,535)		(0)	(290,050)

Net cash from (used in) operating activities of continuing operations	(195,283)	1,852,162	1,877,544	1,962,560	234,721		2,244,548	3,487,156
Net cash from (used in) operating activities of discontinued operations	19,990							19,990
Net cash from (used in) operating activities	(175,293)	1,852,162	1,877,544	1,962,560	234,721		2,244,548	3,507,146

FINANCING ACTIVITIES

Loans and financing obtained and debentures obtained	-	14,604	19,294	820,000	-		-	853,898
Payment of loans and financing and debentures - principal	(1,175,327)	(1,494,254)	(89,431)	(689,069)	(211,378)		(420,979)	(3,238,480)
Payment of remuneration to shareholders	(863,403)	(1,041,960)	(591,786)	-	(96,677)		(1,825,211)	(768,615)
Payment to dissenting shareholders - merger of shares	(212)	(128,014)	(96,395)	-	(119)		0	(224,740)
Sharebuyback	(1,823,729)	-	-	-	-		(0)	(1,823,729)
Payment of obligations with basin revitalization - principal	-	(391,302)	(584,061)	(458,374)	-		-	(1,433,737)
Payment of leases - principal	(10,460)	(12,549)	-	(363,954)	(2,521)		(0)	(389,484)
Other	-	-	-	(320,879)	-		(186,105)	(134,774)

Net cash from (used in) financing activities of continuing operations	(3,873,131)	(3,053,475)	(1,342,379)	(1,012,276)	(310,695)		(2,432,295)	(7,159,661)
Net cash from (used in) financing activities of discontinued operations
Net cash from (used in) financing activities	(3,873,131)	(3,053,475)	(1,342,379)	(1,012,276)	(310,695)		(2,432,295)	(7,159,661)

INVESTMENT ACTIVITIES

Receipt of loans and financing	1,262,647	-	-	-	-		512,702	749,945
Acquisition of fixed assets	(605)	(255,912)	(469,079)	(114,811)	(465,737)		(0)	(1,306,144)
Acquisition of intangible assets	(15,652)	(855)	(13,269)	(17,739)	(506)		(0)	(48,021)
Net financial investments (TVM)	1,097,899	3,078,944	97,089	(63,621)	665,101		(328,469)	5,203,881
Transmission infrastructure - contractual asset	-	(308,042)	(489,742)	(131,726)	(108,268)		-	(1,037,778)
Acquisition/Capital Contribution in Equity Interests	(2,108)	(75,650)	-	(28,824)	(14,528)		0	(121,110)
Disposal of investments in equity interests	73,512	-	-	-	-		0	73,512
Others	-	(101,672)	-	-	-		2,704	(104,376)

Net cash from (used in) investment activities of continuing operations	2,415,694	2,336,813	(875,001)	(356,721)	76,062		186,938	3,409,909
Net cash from (used in) investment activities from discontinued operations	932,046							932,046
Net cash from (used in) investing activities	3,347,740	2,336,813	(875,001)	(356,721)	76,062		186,938	4,341,955

Increase (decrease) in cash and cash equivalents	(700,685)	1,135,500	(339,836)	593,563	88		(810)	689,440

Cash and cash equivalents at the beginning of the period	4,927,871	4,764,303	874,173	162,518	9,994		(267)	10,739,126
Cash and cash equivalents at the end of the period	4,227,186	5,899,803	534,337	756,081	10,082		(1,077)	11,428,566
Increase (decrease) in cash and cash equivalents from discontinued operations	-	-	-	-	-		-	-

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
CASH FLOW STATEMENT FOR THE PERIOD ENDED JUNE 30, 2022
(in thousands of Brazilian Reais)

	Eletrobras Holding	Furnas	Chesf	Eletronorte	CGT Eletrosul	Eletropar	Eliminations	Eletrobras Consolidated

OPERATIONAL ACTIVITIES

Income for the period before income tax and social contribution	3,454,917	616,677	1,365,630	2,181,021	729,602	10,253	3,660,403	4,697,697

Adjustments to reconcile profit with cash generated by operations:	(4,189,077)	(792,222)	(1,396,453)	(450,964)	(692,023)	(7,957)	(3,313,277)	(4,215,419)
Depreciation and amortization	5,628	193,712	68,932	610,242	119,719	-	1	998,232
Net exchange and monetary variations	(73,836)	(25,640)	(25,581)	57,304	3,117	-	(83,776)	19,140
Financial charges	(375,159)	482,995	117,946	583,200	134,675	-	565,278	378,379
Income from the equity method	(4,472,407)	(247,911)	(92,625)	14,946	31,779	(7,957)	(3,661,590)	(1,112,585)
Other Income and Expenses	(574,658)	13	-	-	-	-	(332,583)	(242,062)
Transmission revenue	-	(3,491,631)	(3,040,488)	(1,604,464)	(1,214,629)	-	(131,870)	(9,219,342)
Construction cost - transmission	-	57,806	300,531	25,679	121,115	-	-	505,131
Operating provisions (reversals)	1,459,218	995,485	432,519	1,274,707	103,065	-	-	4,264,994
Financial instruments - derivatives	-	-	-	289,553	-	-	289,553	-
Income from hedged debt and derivatives	-	-	-	-	-	-	(289,553)	289,553
Others	(157,862)	1,242,949	842,313	(1,702,131)	9,136	-	331,264	(96,859)

Variation in operating assets and liabilities	1,135,295	(496,995)	(97,090)	(150,290)	(317,449)	3,923	(63,431)	140,825

Cash from (used in) operating activities

Payment of financial charges	(742,622)	(359,727)	(50,545)	(242,228)	(89,977)	-	(166,768)	(1,318,331)
Receipt of the permitted annual revenue - RAP	-	2,608,194	2,217,126	1,205,344	823,862	-	91,639	6,762,887
Receipt of financial charges	318,037	-	-	-	-	-	166,768	151,269
Receipt of compensation for investments in equity investments	2,126,054	248,720	48,117	56,279	-	-	1,701,130	778,040
Payment of disputes	(930,340)	-	-	(42,582)	(54,543)	-	-	(1,027,465)
Bonds and earmarked deposits	(351,999)	(46,279)	(233,687)	(46,585)	-	-	0	(678,550)
Payment of income tax and social contribution	(85,402)	(508,883)	(272,924)	(322,456)	(55,987)	-	259,854	(1,505,506)
Payment of refinancing of taxes and contributions - principal	-	(14,610)	-	(245,244)	-	-	(259,854)	-
Payment of supplementary pension plan	(26,393)	(47,862)	(105,215)	-	(2,183)	-	0	(181,653)

Net cash from (used in) operating activities of continuing operations	708,471	1,207,013	1,474,959	1,942,295	341,302	6,219	2,076,465	3,603,794
Net cash from (used in) operating activities of discontinued operations	-						2,908,844	(2,908,844)
Net cash from (used in) operating activities	708,471	1,207,013	1,474,959	1,942,295	341,302	6,219	4,985,309	694,950

FINANCING ACTIVITIES

Loans and financing obtained and debentures obtained	44,746	2,500,000	-	-	-	-	0	2,544,746
Payment of loans and financing and debentures - principal	(2,851,964)	(849,845)	(83,145)	(839,432)	(146,957)	-	(650,807)	(4,120,536)
Payment of remuneration to shareholders	(241)	(19,430)	(499,950)	(1,096,529)	(72,704)	-	(1,680,370)	(8,484)
Payment of leases - principal	-	(14,344)	-	(343,119)	(2,326)	-	-	(359,789)
Receipt of advance for future capital increase	-	8,030,659	10,607,118	7,959,971	-	-	26,597,748	-
Other	-	-	1,507,111	(58,133)	-	(20,759)	1,428,219	-

Net cash from (used in) financing activities of continuing operations	(2,807,458)	9,647,040	11,531,134	5,622,758	(221,987)	(20,759)	25,694,791	(1,944,063)
Net cash from (used in) financing activities of discontinued operations	-						174,814	(174,814)
Net cash from (used in) financing activities	(2,807,458)	9,647,040	11,531,134	5,622,758	(221,987)	(20,759)	25,869,605	(2,118,877)

INVESTMENT ACTIVITIES

Granting of advance for future capital increase	(26,597,749)	-	-	-	-	-	(26,597,749)	-
Payment of share capital	26,287,340						0	26,287,340
Receipt of loans and financing	1,815,470	-	-	-	-	-	650,807	1,164,663
Acquisition of fixed assets	(2,153)	(83,810)	(130,913)	(98,929)	(6,204)	-	(0)	(322,009)
Acquisition of intangible assets	-	(9,569,414)	(10,607,118)	(7,971,639)	(2,117)	-	-	(28,150,288)
Net financial investments (TVM)	(429,857)	-	-	-	-	-	(3,066,420)	2,636,563
Transmission infrastructure - contractual asset	-	(57,806)	(300,531)	(25,679)	(102,566)	-	-	(486,582)
Acquisition/Capital Contribution in Equity Interests	(54,523)	(1,600,176)	-	-	(17,057)	-	(0)	(1,671,756)
Disposal of investments in equity interests	1,103,398						0	1,103,398
Others	-	433,233	-	819,825	(2,103)	15,186	1,252,620	13,521

Net cash from (used in) investment activities of continuing operations	2,121,927	(10,877,973)	(11,038,562)	(7,276,422)	(130,047)	15,186	(27,760,741)	574,850
Net cash from (used in) investment activities from discontinued operations	-						(3,079,754)	3,079,754
Net cash from (used in) investing activities	2,121,927	(10,877,973)	(11,038,562)	(7,276,422)	(130,047)	15,186	(30,840,495)	3,654,604

Increase (decrease) in cash and cash equivalents	22,939	(23,920)	1,967,531	288,631	(10,732)	646	14,418	2,230,677

Cash and cash equivalents at the beginning of the period	7,384	116,800	9,762	33,529	10,859	3,811	(10,514)	192,659
Cash and cash equivalents at the end of the period	30,323	92,880	1,977,293	322,160	127	4,457	-	2,427,240
Increase (decrease) in cash and cash equivalents from discontinued operations	-	-	-	-	-	-	3,904	(3,904)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.